HYDRO ONE INC.
CONDENSED INTERIM CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE INCOME (unaudited)
For the three and six months ended June 30, 2020 and 2019

	Three months ended June 30		Six months ended June 30
(millions of Canadian dollars, except per share amounts)	2020	2019	2020	2019
Revenues
Distribution (includes related party revenues of $72 and $142 (2019 - $70 and $139) for the three and six months ended June 30, respectively) (Note 24)	1,201	1,029	2,640	2,350
Transmission (includes related party revenues of $452 and $848 (2019 - $370 and $784) for the three and six months ended June 30, respectively) (Note 24)	459	374	859	803
	1,660	1,403	3,499	3,153

Costs
Purchased power (includes related party costs of $366 and $1,144 (2019 - $261 and $815) for the three and six months ended June 30, respectively) (Note 24)	808	653	1,815	1,460
Operation, maintenance and administration (Note 24)	261	257	517	513
Depreciation, amortization and asset removal costs (Note 5)	211	218	421	429
	1,280	1,128	2,753	2,402

Income before financing charges and income tax expense	380	275	746	751
Financing charges (Note 6)	119	116	238	226

Income before income tax expense	261	159	508	525
Income tax expense (recovery) (Note 7)	(849)	(5)	(834)	34
Net income	1,110	164	1,342	491

Other comprehensive loss (Note 8)	(14)	—	(34)	(1)
Comprehensive income	1,096	164	1,308	490

Net income attributable to:
Noncontrolling interest	2	2	4	3
Preferred shareholder	—	—	—	2
Common shareholder	1,108	162	1,338	486
	1,110	164	1,342	491

Comprehensive income attributable to:
Noncontrolling interest	2	2	4	3
Preferred shareholder	—	—	—	2
Common shareholder	1,094	162	1,304	485
	1,096	164	1,308	490

Earnings per common share (Note 22)
Basic	$7,790	$1,139	$9,407	$3,417
Diluted	$7,790	$1,139	$9,407	$3,417

Dividends per common share declared (Note 21)	$0	$0	$0	$7

See accompanying notes to Condensed Interim Consolidated Financial Statements (unaudited).

1

HYDRO ONE INC.
CONDENSED INTERIM CONSOLIDATED BALANCE SHEETS (unaudited)
At June 30, 2020 and December 31, 2019

As at (millions of Canadian dollars)	June 30, 2020	December 31, 2019
Assets
Current assets:
Cash and cash equivalents	—	7
Accounts receivable (Note 9)	579	699
Due from related parties (Note 24)	398	500
Other current assets (Note 10)	134	114
	1,111	1,320

Property, plant and equipment (Note 11)	21,833	21,418
Other long-term assets:
Regulatory assets (Note 12)	3,999	2,676
Deferred income tax assets	122	643
Intangible assets (net of accumulated amortization - $549; 2019 - $517)	470	455
Goodwill	325	325
Other assets (Note 13)	73	80
	4,989	4,179
Total assets	27,933	26,917

Liabilities
Current liabilities:
Bank indebtedness	5	—
Short-term notes payable (Note 16)	860	1,143
Long-term debt payable within one year (includes $305 measured at fair value; 2019 - $nil) (Notes 16, 17)	808	653
Accounts payable and other current liabilities (Note 14)	985	974
Due to related parties (Note 24)	82	301
	2,740	3,071

Long-term liabilities:
Long-term debt (includes $nil measured at fair value; 2019 - $351) (Notes 16, 17)	11,113	10,822
Regulatory liabilities (Note 12)	202	167
Deferred income tax liabilities	—	61
Other long-term liabilities (Note 15)	3,139	3,073
	14,454	14,123
Total liabilities	17,194	17,194

Contingencies and Commitments (Notes 26, 27)
Subsequent Events (Note 29)

Noncontrolling interest subject to redemption	21	20

Equity
Common shares (Note 20)	3,264	3,564
Retained earnings	7,424	6,086
Accumulated other comprehensive loss	(40)	(6)
Hydro One shareholder’s equity	10,648	9,644

Noncontrolling interest	70	59
Total equity	10,718	9,703
	27,933	26,917

See accompanying notes to Condensed Interim Consolidated Financial Statements (unaudited).

2

HYDRO ONE INC.
CONDENSED INTERIM CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY (unaudited)
For the six months ended June 30, 2020 and 2019

Six months ended June 30, 2020 (millions of Canadian dollars)	Common Shares	Retained Earnings	Accumulated Other Comprehensive Loss	Hydro One Shareholder’s Equity	Non- controlling Interest	Total Equity
January 1, 2020	3,564	6,086	(6)	9,644	59	9,703
Net income	—	1,338	—	1,338	2	1,340
Other comprehensive loss (Note 8)	—	—	(34)	(34)	—	(34)
Distributions to noncontrolling interest	—	—	—	—	(1)	(1)
Contributions from sale of noncontrolling interest (Note 4)	—	—	—	—	10	10
Dividends on preferred shares	—	—	—	—	—	—
Dividends on common shares	—	—	—	—	—	—
Return of stated capital (Note 20)	(300)	—	—	(300)	—	(300)
June 30, 2020	3,264	7,424	(40)	10,648	70	10,718

Six months ended June 30, 2019 (millions of Canadian dollars)	Common Shares	Retained Earnings	Accumulated Other Comprehensive Loss	Hydro One Shareholder’s Equity	Non- controlling Interest	Total Equity
January 1, 2019	4,312	5,137	(7)	9,442	49	9,491
Net income	—	488	—	488	2	490
Other comprehensive loss	—	—	(1)	(1)	—	(1)
Distributions to noncontrolling interest	—	—	—	—	(4)	(4)
Dividends on preferred shares	—	(2)	—	(2)	—	(2)
Dividends on common shares	—	(1)	—	(1)	—	(1)
Return of stated capital	(485)	—	—	(485)	—	(485)
June 30, 2019	3,827	5,622	(8)	9,441	47	9,488

See accompanying notes to Condensed Interim Consolidated Financial Statements (unaudited).

3

HYDRO ONE INC.
CONDENSED INTERIM CONSOLIDATED STATEMENTS OF CASH FLOWS (unaudited)
For the three and six months ended June 30, 2020 and 2019

	Three months ended June 30		Six months ended June 30
(millions of Canadian dollars)	2020	2019	2020	2019
Operating activities
Net income	1,110	164	1,342	491
Environmental expenditures	(5)	(8)	(11)	(16)
Adjustments for non-cash items:
Depreciation and amortization (Note 5)	186	191	375	380
Regulatory assets and liabilities	(63)	(3)	(2)	(173)
Deferred income tax expense (recovery)	(856)	(10)	(853)	19
Other	24	1	29	5
Changes in non-cash balances related to operations (Note 25)	(37)	(50)	19	(164)
Net cash from operating activities	359	285	899	542

Financing activities
Long-term debt issued	—	1,500	1,100	1,500
Long-term debt repaid	(652)	(1)	(652)	(229)
Short-term notes issued	860	482	2,145	2,422
Short-term notes repaid	(1,013)	(1,564)	(2,428)	(3,076)
Return of stated capital	(154)	(347)	(300)	(485)
Preferred shares redeemed	—	—	—	(486)
Dividends paid	—	—	—	(3)
Distributions paid to noncontrolling interest	—	(2)	(2)	(6)
Contributions received from sale of noncontrolling interest (Note 4)	—	—	10	—
Change in bank indebtedness	5	1	5	1
Costs to obtain financing	—	(8)	(5)	(8)
Net cash from (used in) financing activities	(954)	61	(127)	(370)

Investing activities
Capital expenditures (Note 25)
Property, plant and equipment	(386)	(339)	(724)	(617)
Intangible assets	(29)	(24)	(51)	(48)
Capital contributions received	—	3	—	3
Other	(2)	—	(4)	(2)
Net cash used in investing activities	(417)	(360)	(779)	(664)

Net change in cash and cash equivalents	(1,012)	(14)	(7)	(492)
Cash and cash equivalents, beginning of period	1,012	14	7	492
Cash and cash equivalents, end of period	—	—	—	—

See accompanying notes to Condensed Interim Consolidated Financial Statements (unaudited).

4

HYDRO ONE INC.
NOTES TO CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS (unaudited)
For the three and six months ended June 30, 2020 and 2019

1. DESCRIPTION OF THE BUSINESS
Hydro One Inc. (Hydro One or the Company) was incorporated on December 1, 1998, under the Business Corporations Act (Ontario) and is wholly-owned by Hydro One Limited. The principal businesses of Hydro One are the transmission and distribution of electricity to customers within Ontario.
Earnings for interim periods may not be indicative of results for the year due to the impact of seasonal weather conditions on customer demand and market pricing.
Rate Setting
The Company's transmission business consists of the transmission system operated by its subsidiaries, Hydro One Networks Inc. (Hydro One Networks) and Hydro One Sault Ste. Marie LP (HOSSM), as well as an approximately 66% interest in B2M Limited Partnership (B2M LP), a limited partnership between Hydro One and the Saugeen Ojibway Nation (SON), and an approximately 55% interest in Niagara Reinforcement Limited Partnership (NRLP), a limited partnership between Hydro One and Six Nations of the Grand River Development Corporation and the Mississaugas of the Credit First Nation (collectively, the First Nations Partners). Hydro One’s distribution business consists of the distribution system operated by its subsidiaries, Hydro One Networks and Hydro One Remote Communities Inc. (Hydro One Remote Communities).
Transmission
On March 7, 2019, the Ontario Energy Board (OEB) issued a decision (DTA Decision) with respect to Hydro One's rate-setting treatment of the benefits of the deferred tax asset resulting from the transition from the payments in lieu of tax regime to tax payments under the federal and provincial tax regimes. On July 16, 2020, the Ontario Divisional Court rendered its decision (ODC Decision) on the Company's appeal of the OEB's DTA Decision. See Note 12 - Regulatory Assets and Liabilities and Note 29 - Subsequent Events for additional information.
On March 21, 2019, Hydro One Networks filed a three-year Custom Incentive Rate application with the OEB for 2020-2022 transmission rates. On December 10, 2019, the OEB approved Hydro One Networks' 2019 transmission revenue requirement and charges as interim effective January 1, 2020 until the new transmission revenue requirement and charges are approved by the OEB. On April 23, 2020, the OEB rendered its decision on the 2020-2022 transmission rate application (2020-2022 Transmission Decision). On July 16, 2020, the OEB issued its final rate order for the 2020-2022 transmission rates. See Note 29 - Subsequent Events for additional information.
On July 31, 2019, B2M LP filed a transmission rate application for 2020-2024, seeking a base revenue requirement of $36 million for 2020, and a revenue cap escalator index for 2021 to 2024. On January 16, 2020, the OEB approved an updated 2020 base revenue requirement of $33 million.
On October 25, 2019, NRLP filed its revenue cap incentive rate application for 2020-2024. On December 19, 2019, the OEB approved NRLP’s proposed 2020 revenue requirement of $9 million on an interim basis effective January 1, 2020. On April 9, 2020, final OEB approval was received.
On December 17, 2019, the OEB issued a decision on HOSSM’s request for transmission revenue requirement for 2020. The OEB approved a 1.5% revenue cap increase effective January 1, 2020.
Distribution
On November 15, 2019, Hydro One Remote Communities filed an application with the OEB seeking approval for a 2% increase to 2019 base rates. On April 16, 2020, the OEB approved the requested increase for new rates effective May 1, 2020, while the implementation of these rates will be deferred to November 1, 2020 due to COVID-19.
2. SIGNIFICANT ACCOUNTING POLICIES
Basis of Consolidation and Presentation
These unaudited condensed interim consolidated financial statements (Consolidated Financial Statements) include the accounts of the Company and its subsidiaries. Inter-company transactions and balances have been eliminated.
Basis of Accounting
These Consolidated Financial Statements are prepared and presented in accordance with United States Generally Accepted Accounting Principles (US GAAP) for interim financial statements and in Canadian dollars.
The accounting policies applied are consistent with those outlined in Hydro One's annual audited consolidated financial statements for the year ended December 31, 2019, with the exception of the adoption of new accounting standards as described in Note 3. These Consolidated Financial Statements reflect adjustments, that are, in the opinion of management, necessary to reflect fairly the financial position and results of operations for the respective periods. These Consolidated Financial Statements

5

HYDRO ONE INC.
NOTES TO CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS (unaudited) (continued)
For the three and six months ended June 30, 2020 and 2019

do not include all disclosures required in the annual financial statements and should be read in conjunction with the annual audited consolidated financial statements for the year ended December 31, 2019.
3. NEW ACCOUNTING PRONOUNCEMENTS
The following tables present Accounting Standard Updates (ASUs) issued by the Financial Accounting Standards Board that are applicable to Hydro One:
Recently Adopted Accounting Guidance

Guidance	Date issued	Description	Effective date	Impact on Hydro One
ASU 2017-04	January 2017	The amendment removes the second step of the current two-step goodwill impairment test to simplify the process of testing goodwill.	January 1, 2020	No impact upon adoption
ASU 2018-13	August 2018	Disclosure requirements on fair value measurements in Accounting Standard Codification (ASC) 820 are modified to improve the effectiveness of disclosures in financial statement notes.	January 1, 2020	No impact upon adoption
ASU 2019-01	March 2019
This amendment carries forward the exemption previously provided under ASC 840 relating to the determination of the fair value of underlying assets by lessors that are not manufacturers or dealers. It also provides for clarification on cash-flow presentation of sales-type and financing leases and clarifies that transition disclosures under Topic 250 are not applicable in the adoption of ASC 842.
			January 1, 2020	No impact upon adoption
4. BUSINESS COMBINATIONS
Acquisition of Peterborough Distribution
In July 2018, Hydro One reached an agreement to acquire the business and distribution assets of Peterborough Distribution Inc. (Peterborough Distribution), an electricity distribution company located in east central Ontario, from the City of Peterborough, for a cash purchase price of approximately $105 million, plus the funding or assumption of agreed upon liabilities, subject to final closing adjustments. On April 30, 2020, the OEB issued its decision approving Hydro One’s application for the acquisition. The Peterborough Distribution acquisition transaction was completed on August 1, 2020. See Note 29 – Subsequent Events for further details.
Acquisition of Orillia Power
In August 2016, the Company reached an agreement to acquire Orillia Power Distribution Corporation (Orillia Power), an electricity distribution company located in Simcoe County, Ontario, from the City of Orillia for approximately $41 million, including a cash payment of $26 million and the assumption of approximately $15 million in outstanding indebtedness and regulatory liabilities, subject to final closing adjustments. On April 30, 2020, the OEB issued its decision approving Hydro One’s application for the acquisition. The transaction is expected to close in the third quarter of 2020.
NRLP
On January 31, 2020, the Mississaugas of the Credit First Nation purchased an additional 19.9% equity interest in NRLP from Hydro One Networks for total cash consideration of $9.5 million. Following this transaction, Hydro One's interest in the equity portion of NRLP was reduced to 55%, with the Six Nations of the Grand River Development Corporation and the Mississaugas of the Credit First Nation owning 25% and 20%, respectively, of the equity interest in NRLP.
5.  DEPRECIATION, AMORTIZATION AND ASSET REMOVAL COSTS

	Three months ended June 30		Six months ended June 30
(millions of dollars)	2020	2019	2020	2019
Depreciation of property, plant and equipment	165	162	332	324
Amortization of intangible assets	16	21	32	40
Amortization of regulatory assets	5	8	11	16
Depreciation and amortization	186	191	375	380
Asset removal costs	25	27	46	49
	211	218	421	429

6

HYDRO ONE INC.
NOTES TO CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS (unaudited) (continued)
For the three and six months ended June 30, 2020 and 2019

6. FINANCING CHARGES

	Three months ended June 30		Six months ended June 30
(millions of dollars)	2020	2019	2020	2019
Interest on long-term debt	125	123	247	234
Interest on short-term notes	2	5	7	12
Other	5	5	9	9
Less: Interest capitalized on construction and development in progress	(12)	(13)	(22)	(24)
Interest earned on cash and cash equivalents	(1)	(4)	(3)	(5)
	119	116	238	226
7. INCOME TAXES
As a rate regulated utility company, the Company’s effective tax rate excludes temporary differences that are recoverable in future rates charged to customers. Income tax expense differs from the amount that would have been recorded using the combined Canadian federal and Ontario statutory income tax rate. The reconciliation between the statutory and the effective tax rates is provided as follows:

Six months ended June 30 (millions of dollars)	2020	2019
Income before income tax expense	508	525
Income tax expense at statutory rate of 26.5% (2019 - 26.5%)	135	139

Increase (decrease) resulting from:
Net temporary differences recoverable in future rates charged to customers:
Capital cost allowance in excess of depreciation and amortization[1]	(52)	(45)
Impact of tax deductions from deferred tax asset sharing[2]	(22)	(32)
Overheads capitalized for accounting but deducted for tax purposes	(10)	(9)
Pension and post-retirement benefit contributions in excess of pension expense	(3)	(8)
Interest capitalized for accounting but deducted for tax purposes	(7)	(6)
Environmental expenditures	(4)	(4)
Other	(5)	(3)
Net temporary differences	(103)	(107)
Net permanent differences	1	2
Recognition of deferred income tax regulatory asset (Notes 12, 29)	(867)	—
Total income tax expense (recovery)	(834)	34

Effective income tax rate	(164.2)%	6.5%
1 Includes accelerated tax depreciation of up to three times the first-year rate for certain eligible capital investments acquired after November 20, 2018 and placed in-service before January 1, 2028, as introduced in the 2019 federal and Ontario budgets and enacted in the second quarter of 2019.
2 Impact of tax deductions from deferred tax sharing represents the OEB’s prescribed allocation to ratepayers of the net deferred tax asset that originated from the transition from the payments in lieu of tax regime under the Electricity Act, 1998 (Ontario) to tax payments under the federal and provincial tax regime.
8. OTHER COMPREHENSIVE LOSS

	Three months ended June 30,		Six months ended June 30,
(millions of dollars)	2020	2019	2020	2019
Recognition of assets relating to other post-employment benefit transfer (Note 18)	23	—	23	—
Recognition of other post-employment benefit liability (Note 18)	(32)	—	(32)	—
Loss on cash flow hedges (interest-rate swap agreements) (Note 17)	(3)	—	(23)	—
Loss on cash flow hedges (bond forward agreements) (Note 17)	(2)	—	(2)	—
Other	—	—	—	(1)
	(14)	—	(34)	(1)
9. ACCOUNTS RECEIVABLE

As at (millions of dollars)	June 30, 2020	December 31, 2019
Accounts receivable - billed	309	330
Accounts receivable - unbilled	310	391
Accounts receivable, gross	619	721
Allowance for doubtful accounts	(40)	(22)
Accounts receivable, net	579	699

7

HYDRO ONE INC.
NOTES TO CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS (unaudited) (continued)
For the three and six months ended June 30, 2020 and 2019

The following table shows the movements in the allowance for doubtful accounts for the six months ended June 30, 2020 and the year ended December 31, 2019:

(millions of dollars)	Six months ended June 30, 2020	Year ended December 31, 2019
Allowance for doubtful accounts – beginning	(22)	(21)
Write-offs	7	18
Additions to allowance for doubtful accounts[1]	(25)	(19)
Allowance for doubtful accounts – ending	(40)	(22)
1 Additions to allowance for doubtful accounts for the six months ended June 30, 2020 include $14 million (year ended December 31, 2019 - $nil) related to the impact of the COVID-19 pandemic. In accordance with accounting guidance issued by the OEB on March 25, 2020, the Company has established a regulatory deferral account to track incremental costs, including costs relating to bad debt expenses, incurred as a result of the COVID-19 pandemic. The estimated amount relating to incremental bad debt expenses has been recognized as a regulatory asset. See Note 12 - Regulatory Assets and Liabilities.
10.  OTHER CURRENT ASSETS

As at (millions of dollars)	June 30, 2020	December 31, 2019
Prepaid expenses and other assets	56	41
Regulatory assets (Note 12)	53	52
Materials and supplies	20	21
Derivative assets (Note 17)	5	—
	134	114
11. PROPERTY, PLANT AND EQUIPMENT

As at (millions of dollars)	June 30, 2020	December 31, 2019
Property, plant and equipment	32,061	31,716
Less: accumulated depreciation	(11,656)	(11,345)
	20,405	20,371
Construction in progress	1,261	887
Future use land, components and spares	167	160
	21,833	21,418

8

HYDRO ONE INC.
NOTES TO CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS (unaudited) (continued)
For the three and six months ended June 30, 2020 and 2019

12. REGULATORY ASSETS AND LIABILITIES
Regulatory assets and liabilities arise as a result of the rate-setting process. Hydro One has recorded the following regulatory assets and liabilities:

As at (millions of dollars)	June 30, 2020	December 31, 2019
Regulatory assets:
Deferred income tax regulatory asset	2,442	1,128
Pension benefit regulatory asset	1,113	1,125
Environmental	132	141
Post-retirement and post-employment benefits	105	105
Post-retirement and post-employment benefits - non-service cost	82	77
Foregone revenue deferral	65	67
Stock-based compensation	38	42
Conservation and Demand Management (CDM) variance	20	—
Debt premium	14	17
COVID-19 emergency deferral	14	—
Other	27	26
Total regulatory assets	4,052	2,728
Less: current portion	(53)	(52)
	3,999	2,676

Regulatory liabilities:
Tax rule changes variance	58	44
Retail settlement variance account	49	23
Pension cost differential	31	31
Green energy expenditure variance	27	31
Distribution rate riders	23	42
Earnings sharing mechanism deferral	22	21
External revenue variance	5	6
Deferred income tax regulatory liability	5	5
Other	9	9
Total regulatory liabilities	229	212
Less: current portion	(27)	(45)
	202	167
Deferred Income Tax Regulatory Asset and Liability
On July 16, 2020, the Ontario Divisional Court rendered its decision on the Company's appeal of the OEB's DTA Decision. In connection with the ODC Decision, the Company has recorded a reversal of the previously recognized impairment charge of Hydro One Networks' distribution and transmission deferred income tax regulatory asset, including the cumulative amounts shared with ratepayers to-date by Hydro One Networks' distribution and transmission segments of $58 million and $118 million, respectively. This has resulted in the recognition of deferred income tax regulatory assets of $504 million and $673 million, respectively, and associated deferred income tax liability of $310 million. The Company has recorded an increase in net income of $867 million as deferred income tax recovery.
The recognition of the regulatory asset related to DTA amounts shared with ratepayers that arose from the ODC Decision has no impact on the Company's forecast effective tax rates, as this will be dependent on the timing of the OEB's final decision and related recovery of the regulatory asset.
See Note 1 - Description of the Business - Rate Setting and Note 29 - Subsequent Events for additional information.
Foregone Revenue Deferral
The foregone revenue deferral account is primarily made up of the difference between revenue earned by Hydro One Networks transmission, NRLP, B2M LP, and HOSSM under interim 2020 Uniform Transmission Rates (UTRs), and the revenues that would have been received under the approved UTRs based on OEB-approved 2020 rates revenue requirement and load forecast. This account currently captures the foregone revenue from January 1, 2020 to June 30, 2020. The foregone revenue deferral account is also made up of the difference between revenue earned based on distribution rates approved by the OEB in Hydro One Networks' 2018-2022 distribution rates application, effective May 1, 2018, and revenue earned under the interim rates until the approved 2018 and 2019 rates were implemented on July 1, 2019. This amount is being recovered from ratepayers over an 18-month period ending December 31, 2020.

9

HYDRO ONE INC.
NOTES TO CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS (unaudited) (continued)
For the three and six months ended June 30, 2020 and 2019

COVID-19 Emergency Deferral
On March 25, 2020, the OEB issued accounting guidance for the establishment of three deferral accounts to track incremental costs and lost revenues related to the COVID-19 pandemic: (i) Billing and System Changes as a Result of the Emergency Order Regarding Time-of-Use Pricing, (ii) Lost Revenues Arising from the COVID-19 Emergency, and (iii) Other Incremental Costs, including costs relating to bad debt expenses. The OEB accounting guidance specified that incremental bad debt expense can be included in the Other Incremental Costs COVID-19 emergency deferral account and the Company has assessed that it is probable that this expense will be recovered in future rates; therefore, this has been recognized as a regulatory asset. The current balance in the regulatory deferral account represents the incremental bad debt expense as a result of the COVID-19 pandemic. Hydro One is also tracking certain incremental costs and lost revenues that have arisen due to the COVID-19 pandemic. These amounts have not been recognized as regulatory assets as the Company has not assessed these as probable for recovery in future rates as it waits for further direction from the OEB. The OEB has commenced a consultation on the COVID-19 emergency deferral accounts and intends to assess policy guidance with respect to the recoverability of amounts tracked in the deferral accounts, and set out the timing and process for disposition of the accounts.
CDM Variance
The CDM variance account tracks the impact of actual CDM and demand response programs on the actual load forecast compared to the estimated load forecast included in revenue requirement. As per the OEB's decision on Hydro One Networks' 2017 and 2018 transmission rates, and 2019 transmission rates, this account was maintained to record any variances for 2017, 2018, and 2019. A CDM variance amount for 2017 was calculated and proposed for disposition in the Hydro One Networks' transmission 2020-2022 rates application. In April 2020, the amount as at December 31, 2018, including accrued interest, was approved for disposition by the OEB and was recognized as a regulatory asset. The amount was approved to be recovered from ratepayers over a 3-year period ending December 31, 2022.
13. OTHER LONG-TERM ASSETS

As at (millions of dollars)	June 30, 2020	December 31, 2019
Right-of-Use (ROU) assets (Note 19)	66	71
Derivative assets (Note 17)	—	3
Other long-term assets	7	6
	73	80
14. ACCOUNTS PAYABLE AND OTHER CURRENT LIABILITIES

As at (millions of dollars)	June 30, 2020	December 31, 2019
Accrued liabilities	644	603
Accounts payable	149	184
Accrued interest	110	104
Environmental liabilities	35	30
Regulatory liabilities (Note 12)	27	45
Lease obligations (Note 19)	9	8
Derivative liabilities (Note 17)	11	—
	985	974
15. OTHER LONG-TERM LIABILITIES

As at (millions of dollars)	June 30, 2020	December 31, 2019
Post-retirement and post-employment benefit liability (Note 18)	1,789	1,705
Pension benefit liability (Note 18)	1,113	1,125
Environmental liabilities	97	111
Lease obligations (Note 19)	61	66
Due to related parties (Note 24)	29	40
Derivative liabilities (Note 17)	20	—
Asset retirement obligations	13	10
Long-term accounts payable	3	5
Other long-term liabilities	14	11
	3,139	3,073

10

HYDRO ONE INC.
NOTES TO CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS (unaudited) (continued)
For the three and six months ended June 30, 2020 and 2019

16. DEBT AND CREDIT AGREEMENTS
Short-Term Notes and Credit Facilities
Hydro One meets its short-term liquidity requirements in part through the issuance of commercial paper under its Commercial Paper Program which has a maximum authorized amount of $2,300 million. These short-term notes are denominated in Canadian dollars with varying maturities up to 365 days. The Commercial Paper Program is supported by the Company’s committed and unsecured revolving standby credit facilities totalling $2,300 million (Operating Credit Facilities). At June 30, 2020, no amounts have been drawn on the Operating Credit Facilities.
The Company may use the Operating Credit Facilities for working capital and general corporate purposes. If used, interest on the Operating Credit Facilities would apply based on Canadian benchmark rates. The obligation of each lender to make any credit extension under its credit facility is subject to various conditions including that no event of default has occurred or would result from such credit extension.
Long-Term Debt
The following table presents long-term debt outstanding at June 30, 2020 and December 31, 2019:

As at (millions of dollars)	June 30, 2020	December 31, 2019
Hydro One long-term debt (a)	11,795	11,345
HOSSM long-term debt (b)	155	160
	11,950	11,505
Add: Net unamortized debt premiums	11	12
Add: Unrealized mark-to-market loss[1]	5	1
Less: Unamortized deferred debt issuance costs	(45)	(43)
Total long-term debt	11,921	11,475

Less: Long-term debt payable within one year	(808)	(653)
	11,113	10,822
1 The unrealized mark-to-market net loss of $5 million relates to $300 million Series 39 notes due 2021 (December 31, 2019 - $1 million also relates to $50 million of the Series 33 notes due 2020). The unrealized mark-to-market net loss is offset by a $5 million unrealized mark-to-market net gain (December 31, 2019 - $1 million) on the related fixed-to-floating interest-rate swap agreements, which are accounted for as fair value hedges.
(a) Hydro One long-term debt
At June 30, 2020, long-term debt of $11,795 million (December 31, 2019 - $11,345 million) was outstanding, the majority of which was issued under Hydro One’s Medium Term Note (MTN) Program. In April 2020, Hydro One filed a short form base shelf prospectus for its MTN Program, which has a maximum authorized principal amount of notes issuable of $4,000 million, expiring in May 2022. At June 30, 2020, $4,000 million remained available for issuance under this MTN Program prospectus.
During the six months ended June 30, 2020, Hydro One issued long-term debt totalling $1,100 million (2019 - $1,500 million) under its MTN Program prospectus that had expired in April 2020 as follows:
•$400 million Series 45 notes with a maturity date of February 28, 2025 and a coupon rate of 1.76%;
•$400 million Series 46 notes with a maturity date of February 28, 2030 and a coupon rate of 2.16%; and
•$300 million Series 47 notes with a maturity date of February 28, 2050 and a coupon rate of 2.71%.
During the three and six months ended June 30, 2020, $650 million long-term debt was repaid (2019 - $nil and $228 million, respectively) under the MTN Program.
(b) HOSSM long-term debt
At June 30, 2020, HOSSM long-term debt of $155 million (December 31, 2019 - $160 million), with a principal amount of $139 million (December 31, 2019 - $141 million) was outstanding. During the three and six months ended June 30, 2020 and 2019, no long-term debt was issued and $2 million (2019 - $1 million) of long-term debt was repaid.

11

HYDRO ONE INC.
NOTES TO CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS (unaudited) (continued)
For the three and six months ended June 30, 2020 and 2019

Principal and Interest Payments
At June 30, 2020, principal repayments, interest payments, and related weighted-average interest rates were as follows:

	Long-Term Debt Principal Repayments	Interest Payments	Weighted-Average Interest Rate
	(millions of dollars)	(millions of dollars)	(%)
Year 1	803	487	2.1
Year 2	603	470	3.2
Year 3	133	451	6.1
Year 4	700	442	2.5
Year 5	750	425	2.3
	2,989	2,275	2.7
Years 6-10	1,850	1,965	3.7
Thereafter	7,095	4,133	4.8
	11,934	8,373	4.1
17. FAIR VALUE OF FINANCIAL INSTRUMENTS AND RISK MANAGEMENT
Non-Derivative Financial Assets and Liabilities
At June 30, 2020 and December 31, 2019, the Company’s carrying amounts of cash and cash equivalents, accounts receivable, due from related parties, bank indebtedness, short-term notes payable, accounts payable, and due to related parties are representative of fair value due to the short-term nature of these instruments.
Fair Value Measurements of Long-Term Debt
The fair values and carrying values of the Company’s long-term debt at June 30, 2020 and December 31, 2019 are as follows:

	June 30, 2020		December 31, 2019
As at (millions of dollars)	Carrying Value	Fair Value	Carrying Value	Fair Value
Long-term debt measured at fair value:
$50 million of MTN Series 33 notes	—	—	50	50
$300 million MTN Series 39 notes	305	305	301	301
Other notes and debentures	11,616	14,475	11,124	13,121
Long-term debt, including current portion	11,921	14,780	11,475	13,472
Fair Value Measurements of Derivative Instruments
Fair Value Hedges
At June 30, 2020, Hydro One had interest-rate swaps with a total notional amount of $300 million (December 31, 2019 - $350 million) that were used to convert fixed-rate debt to floating-rate debt. These swaps are classified as fair value hedges. Hydro One’s fair value hedge exposure was approximately 3% (December 31, 2019 - 3%) of its total long-term debt. At June 30, 2020, Hydro One had the following interest-rate swap designated as a fair value hedge:
•a $300 million fixed-to-floating interest-rate swap agreement to convert the $300 million MTN Series 39 notes maturing June 25, 2021 into three-month variable rate debt.
Cash Flow Hedges
At June 30, 2020, Hydro One had the following agreements designated as cash flow hedges:
•$800 million in 3-year pay-fixed, receive-floating interest-rate swap agreements intended to offset the variability of interest rates on the issuances of short-term commercial paper between January 9, 2020 and March 9, 2023; and
•$400 million of bond forward agreements intended to mitigate exposure to variability in interest rates on forecasted fixed-rate issuance under Hydro One's MTN Program, expected to occur by the end of 2020.
At June 30, 2020 and December 31, 2019, the Company had no derivative instruments classified as undesignated contracts.

12

HYDRO ONE INC.
NOTES TO CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS (unaudited) (continued)
For the three and six months ended June 30, 2020 and 2019

Fair Value Hierarchy
The fair value hierarchy of financial assets and liabilities at June 30, 2020 and December 31, 2019 is as follows:

As at June 30, 2020 (millions of dollars)	Carrying Value	Fair Value	Level 1	Level 2	Level 3
Assets:
Derivative instruments (Note 10)
Fair value hedges	5	5	—	5	—
	5	5	—	5	—

Liabilities:
Long-term debt, including current portion	11,921	14,780	—	14,780	—
Derivative instruments (Notes 14,15)
Cash flow hedges, including current portion	31	31	—	31	—
	11,952	14,811	—	14,811	—

As at December 31, 2019 (millions of dollars)	Carrying Value	Fair Value	Level 1	Level 2	Level 3
Assets:
Derivative instruments (Note 13)
Fair value hedges	1	1	—	1	—
Cash flow hedges	2	2	—	2	—
	3	3	—	3	—

Liabilities:
Long-term debt, including current portion	11,475	13,472	—	13,472	—
	11,475	13,472	—	13,472	—
The fair value of the hedged portion of the long-term debt is primarily based on the present value of future cash flows using a swap yield curve to determine the assumption for interest rates. The fair value of the unhedged portion of the long-term debt is based on unadjusted period-end market prices for the same or similar debt of the same remaining maturities.
There were no transfers between any of the fair value levels during the six months ended June 30, 2020 and the year ended December 31, 2019.
Risk Management
Exposure to market risk, credit risk and liquidity risk arises in the normal course of the Company’s business.
Market Risk
Market risk refers primarily to the risk of loss which results from changes in costs, foreign exchange rates and interest rates. The Company is exposed to fluctuations in interest rates, as its regulated return on equity is derived using a formulaic approach that takes anticipated interest rates into account. The Company is not currently exposed to material commodity price risk or material foreign exchange risk.
The Company uses a combination of fixed and variable-rate debt to manage the mix of its debt portfolio. The Company also uses derivative financial instruments to manage interest-rate risk. The Company may utilize interest-rate swaps designated as fair value hedges as a means to manage its interest rate exposure to achieve a lower cost of debt. The Company may also utilize interest-rate derivative instruments, such as cash flow hedges, to manage its exposure to short-term interest rates or to lock in interest-rate levels on forecasted financing.
A hypothetical 100 basis points increase in interest rates associated with variable-rate debt would not have resulted in a significant decrease in Hydro One’s net income for the three and six months ended June 30, 2020 and 2019.
For derivative instruments that are designated and qualify as fair value hedges, the gain or loss on the derivative instrument as well as the offsetting loss or gain on the hedged item attributable to the hedged risk are recognized in the consolidated statements of operations and comprehensive income. The net unrealized loss (gain) on the hedged debt and the related interest-rate swaps for the three and six months ended June 30, 2020 and 2019 were not material.
For derivative instruments that are designated and qualify as cash flow hedges, the unrealized gain or loss, net of tax, on the derivative instrument is recorded as other comprehensive income (OCI) and is reclassified to results of operations in the same period during which the hedged transaction affects results of operations. The unrealized loss, net of tax, on the cash flow hedges for the six months ended June 30, 2020 recorded in OCI was $25 million (2019 - $nil), resulting in an accumulated other comprehensive loss of $23 million related to cash flow hedges at June 30, 2020 (December 31, 2019 - accumulated OCI of $2

13

HYDRO ONE INC.
NOTES TO CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS (unaudited) (continued)
For the three and six months ended June 30, 2020 and 2019

million). $1 million was reclassified to financing charges during the six months ended June 30, 2020 (2019 - $nil). The Company estimates that the amount of accumulated other comprehensive loss, net of tax, related to cash flow hedges to be reclassified to results of operations in the next 12 months is $8 million. Actual amounts reclassified to results of operations depend on the interest rate risk in effect until the derivative contracts mature. For all forecasted transactions, the maximum term over which the Company is hedging exposures to the variability of cash flows is approximately three years.
Credit Risk
Financial assets create a risk that a counterparty will fail to discharge an obligation, causing a financial loss. At June 30, 2020 and December 31, 2019, there were no significant concentrations of credit risk with respect to any class of financial assets. The Company’s revenue is earned from a broad base of customers. As a result, Hydro One did not earn a material amount of revenue from any single customer. At June 30, 2020 and December 31, 2019, there was no material accounts receivable balance due from any single customer.
At June 30, 2020, the Company’s allowance for doubtful accounts was $40 million (December 31, 2019 - $22 million). The allowance for doubtful accounts reflects the Company's current lifetime expected credit losses for all accounts receivable balances, which are based on historical overdue balances, customer payments and write-offs. At June 30, 2020, approximately 6% (December 31, 2019 - 5%) of the Company’s net accounts receivable were outstanding for more than 60 days. Please see Note 9 - Accounts Receivable for additions to allowance for doubtful accounts related to the impact of the COVID-19 pandemic.
Hydro One manages its counterparty credit risk through various techniques including (i) entering into transactions with highly rated counterparties, (ii) limiting total exposure levels with individual counterparties, (iii) entering into master agreements which enable net settlement and the contractual right of offset, and (iv) monitoring the financial condition of counterparties. The Company monitors current credit exposure to counterparties on both an individual and an aggregate basis. The Company’s credit risk for accounts receivable is limited to the carrying amounts on the consolidated balance sheets.
Derivative financial instruments result in exposure to credit risk since there is a risk of counterparty default. The maximum credit exposure of derivative contracts, before collateral, is represented by the fair value of contracts at the reporting date. At June 30, 2020 and December 31, 2019, the counterparty credit risk exposure on the fair value of these interest-rate swap contracts was not material. At June 30, 2020, Hydro One’s credit exposure for all derivative instruments, and applicable payables and receivables, was with four financial institutions with investment grade credit ratings as counterparties.
Liquidity Risk
Liquidity risk refers to the Company’s ability to meet its financial obligations as they come due. Hydro One meets its short-term operating liquidity requirements using cash and cash equivalents on hand, funds from operations, the issuance of commercial paper, and the Operating Credit Facilities. The short-term liquidity under the commercial paper program, the Operating Credit Facilities, and anticipated levels of funds from operations are expected to be sufficient to fund the Company’s operating requirements. The Company's currently available liquidity is also expected to be sufficient to address any reasonably foreseeable impacts that the COVID-19 pandemic may have on the Company’s cash requirements.

14

HYDRO ONE INC.
NOTES TO CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS (unaudited) (continued)
For the three and six months ended June 30, 2020 and 2019

18. PENSION AND POST-RETIREMENT AND POST-EMPLOYMENT BENEFITS
The following table provides the components of the net periodic benefit costs for the three and six months ended June 30, 2020 and 2019:

	Pension Benefits		Post-Retirement and Post-Employment Benefits
Three months ended June 30 (millions of dollars)	2020	2019	2020	2019
Current service cost	54	36	17	14
Interest cost	71	75	14	15
Expected return on plan assets, net of expenses[1]	(113)	(115)	—	—
Prior service cost amortization	1	—	1	—
Amortization of actuarial losses	24	14	1	—
Net periodic benefit costs	37	10	33	29

Charged to results of operations[2,3]	6	6	23	11

	Pension Benefits		Post-Retirement and Post-Employment Benefits
Six months ended June 30 (millions of dollars)	2020	2019	2020	2019
Current service cost	108	73	35	28
Interest cost	142	151	29	30
Expected return on plan assets, net of expenses[1]	(226)	(231)	—	—
Prior service cost amortization	1	—	1	—
Amortization of actuarial losses	48	28	2	1
Net periodic benefit costs	73	21	67	59

Charged to results of operations[2,3]	12	13	36	22
1 The expected long-term rate of return on pension plan assets for the year ending December 31, 2020 is 5.75% (2019 - 6.5%).
2 The Company accounts for pension costs consistent with their inclusion in OEB-approved rates. During the three and six months ended June 30, 2020, pension costs of $16 million (2019 - $14 million) and $34 million (2019 - $32 million), respectively, were attributed to labour, of which $6 million (2019 - $6 million) and $12 million (2019 - $13 million), respectively, was charged to operations, no amounts were recorded as regulatory assets (2019 - $4 million and $9 million, respectively), and $10 million (2019 - $4 million) and $22 million (2019 - $10 million), respectively, was capitalized as part of the cost of property, plant and equipment and intangible assets.
3 In the 2020-2022 transmission decision, the OEB approved the recovery of the non-service cost component of post-retirement and post-employment benefits as part of operation, maintenance and administration costs for the Company's transmission business. These costs were previously capitalized and recovered through rate base. As a result, during the six months ended June 30, 2020, other post-retirement and post-employment costs of $11 million attributed to labour were charged to operations.
Effective March 1, 2018, certain employees who provided customer service operations for Hydro One through Inergi LP were transferred to Hydro One Networks (Transferred Employees), and began accruing pension and other post-employment benefits in the Hydro One defined benefit pension plan (Pension Plan) and post-retirement and post-employment benefit plans, respectively. Pursuant to the arrangement, Inergi LP, Vertex Customer Management (Canada) Ltd. (Vertex) and Hydro One Networks agreed to transfer the defined benefit assets and related pension obligations (for current and former members) of the Inergi LP Customer Service Operations Pension Plan and the Vertex Customer Management (Canada) Limited Pension Plan to the Pension Plan. In addition, Inergi LP, Vertex and Hydro One Networks agreed to transfer the other post-employment benefit liability related to the Transferred Employees to Hydro One’s post-retirement and post-employment benefit plans. Regulatory approval for the pension transfer was received on November 27, 2019.
The transfer of the pension assets of $151 million and related pension obligations of $120 million was completed on March 2, 2020. The unfunded status of $31 million was recorded as a pension benefit liability with an offsetting regulatory asset. The transfer of the other post-employment benefit liability of $33 million was completed on April 1, 2020. The liability was recorded as a post-retirement and post-employment benefit liability with an offset to other comprehensive loss. In addition, as a part of the transfers, cash totaling $24 million was transferred to Hydro One and recorded as an asset with an offset to OCI. Both, the OCI resulting from the transfer of the cash asset and the other comprehensive loss resulting from the transfer of the other post-retirement benefit liability are being recognized in net income over the expected average remaining service lifetime (EARSL) of the Transferred Employees.

15

HYDRO ONE INC.
NOTES TO CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS (unaudited) (continued)
For the three and six months ended June 30, 2020 and 2019

19. LEASES
Hydro One has operating lease contracts for buildings used in administrative and service-related functions. These leases have terms between three and seven years with renewal options of additional three- to five-year terms at prevailing market rates at the time of extension. All leases include a clause to enable upward revision of the rental charge on an annual basis or on renewal according to prevailing market conditions or pre-established rents. There are no restrictions placed upon Hydro One by entering into these leases. Renewal options are included in the lease term when their exercise is reasonably certain. Other information related to the Company's operating leases was as follows:

	Three months ended June 30		Six months ended June 30
(millions of dollars)	2020	2019	2020	2019
Lease expense	4	2	6	4
Lease payments made	2	1	5	3

As at			June 30, 2020	December 31, 2019
Weighted-average remaining lease term[1] (years)			7	8
Weighted-average discount rate			2.7%	2.7%
1 Includes renewal options that are reasonably certain to be exercised.
At June 30, 2020, future minimum operating lease payments were as follows:

(millions of dollars)
Remainder of 2020	5
2021	11
2022	10
2023	9
2024	9
Thereafter	33
Total undiscounted minimum lease payments[1]	77
Less: discounting minimum lease payments to present value	(7)
Total discounted minimum lease payments	70
1 Excludes committed amounts of $8 million for leases that have not yet commenced.
At December 31, 2019, future minimum operating lease payments were as follows:

(millions of dollars)
2020	10
2021	11
2022	10
2023	9
2024	9
Thereafter	33
Total undiscounted minimum lease payments[1]	82
Less: discounting minimum lease payments to present value	(9)
Total discounted minimum lease payments	73
1 Excludes committed amounts of $6 million for leases that have not yet commenced.
Hydro One presents its ROU assets and lease obligations on the consolidated balance sheets as follows:

As at (millions of dollars)	June 30, 2020	December 31, 2019
Other long-term assets (Note 13)	66	71
Accounts payable and other current liabilities (Note 14)	9	8
Other long-term liabilities (Note 15)	61	66
20. SHARE CAPITAL
Common Shares
The Company is authorized to issue an unlimited number of common shares. At June 30, 2020 and December 31, 2019, the Company had 142,239 common shares issued and outstanding. During the three and six months ended June 30, 2020, a return of stated capital in the amount of $154 million (2019 - $347 million) and $300 million was paid (2019 - $485 million), respectively. See Note 29 - Subsequent Events for a return of stated capital approved subsequent to June 30, 2020.

16

HYDRO ONE INC.
NOTES TO CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS (unaudited) (continued)
For the three and six months ended June 30, 2020 and 2019

The amount and timing of any dividends payable by Hydro One is at the discretion of the Hydro One Board of Directors and is established on the basis of Hydro One’s results of operations, maintenance of its deemed regulatory capital structure, financial condition, cash requirements, the satisfaction of solvency tests imposed by corporate laws for the declaration and payment of dividends and other factors that the Board of Directors may consider relevant.
Preferred Shares
The Company is authorized to issue an unlimited number of preferred shares, issuable in series. At June 30, 2020 and December 31, 2019, two series of preferred shares were authorized for issuance: the Class A preferred shares and Class B preferred shares. On January 24, 2019, the Company redeemed 485,870 Class B preferred shares totalling $486 million. At June 30, 2020 and December 31, 2019, the Company had no Class B preferred shares and Class A preferred shares issued and outstanding.
21.  DIVIDENDS
During the three months ended June 30, 2020, no preferred share dividends (2019 - $nil) and no common share dividends (2019 - $nil) were declared and paid.
During the six months ended June 30, 2020, no preferred share dividends (2019 - $2 million) and no common share dividends (2019 - $1 million) were declared and paid.
22. EARNINGS PER COMMON SHARE
Basic and diluted earnings per common share is calculated by dividing net income attributable to common shareholder of Hydro One by the weighted-average number of common shares outstanding. The weighted-average number of common shares outstanding during the three and six months ended June 30, 2020 and 2019 were 142,239. There were no dilutive securities during the three and six months ended June 30, 2020 or 2019.
23. STOCK-BASED COMPENSATION
Share Grant Plans
Hydro One Limited has two share grant plans (Share Grant Plans), one for the benefit of certain members of the Power Workers’ Union (the PWU Share Grant Plan) and one for the benefit of certain members of the Society of United Professionals (the Society Share Grant Plan). A summary of share grant activity under the Share Grant Plans during the three and six months ended June 30, 2020 and 2019 is presented below:

	Three months ended June 30		Six months ended June 30
(number of share grants)	2020	2019	2020	2019
Share grants outstanding - beginning	3,611,178	4,159,439	3,611,178	4,159,439
Vested and issued[1]	(434,648)	(455,694)	(434,648)	(455,694)
Share grants outstanding - ending	3,176,530	3,703,745	3,176,530	3,703,745
1 During the three and six months ended June 30, 2020, Hydro One Limited issued from treasury 434,648 (2019 - 455,694) common shares to eligible employees in accordance with provisions of the PWU and the Society Share Grant Plans.
Directors' Deferred Share Unit (DSU) Plan
A summary of DSU awards activity under the Directors' DSU Plan during the three and six months ended June 30, 2020 and 2019 is presented below:

	Three months ended June 30		Six months ended June 30
(number of DSUs)	2020	2019	2020	2019
DSUs outstanding - beginning	58,479	35,205	52,620	46,697
Granted	5,847	6,608	11,706	19,131
Settled	—	—	—	(24,015)
DSUs outstanding - ending	64,326	41,813	64,326	41,813
At June 30, 2020, a liability of $2 million (December 31, 2019 - $1 million) related to Directors' DSUs has been recorded at the closing price of Hydro One Limited common shares of $25.53 (December 31, 2019 - $25.08). This liability is included in long-term accounts payable and other liabilities on the consolidated balance sheets.

17

HYDRO ONE INC.
NOTES TO CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS (unaudited) (continued)
For the three and six months ended June 30, 2020 and 2019

Management DSU Plan
A summary of DSU awards activity under the Management DSU Plan during the three and six months ended June 30, 2020 and 2019 is presented below:

	Three months ended June 30		Six months ended June 30
(number of DSUs)	2020	2019	2020	2019
DSUs outstanding - beginning	67,052	75,083	52,186	104,041
Granted	688	548	20,965	23,935
Paid	—	(23,134)	(5,411)	(75,479)
DSUs outstanding - ending	67,740	52,497	67,740	52,497
At June 30, 2020, a liability of $2 million (December 31, 2019 - $1 million) related to Management DSUs has been recorded at the closing price of Hydro One Limited common shares of $25.53 (December 31, 2019 - $25.08). This liability is included in long-term accounts payable and other liabilities on the consolidated balance sheets.
Long-term Incentive Plan (LTIP)
Performance Share Units (PSU) and Restricted Share Units (RSU)
A summary of PSU and RSU awards activity under the LTIP during the three and six months ended June 30, 2020 and 2019 is presented below:

	PSUs		RSUs
Three months ended June 30 (number of units)	2020	2019	2020	2019
Units outstanding - beginning	117,167	475,430	143,908	387,610
Vested and issued	(4,677)	(516)	(3,728)	(780)
Forfeited	(870)	(6,214)	(1,310)	(4,750)
Settled	—	(167,360)	—	(41,350)
Units outstanding - ending[1]	111,620	301,340	138,870	340,730

	PSUs		RSUs
Six months ended June 30 (number of units)	2020	2019	2020	2019
Units outstanding - beginning	162,344	594,470	200,883	432,780
Vested and issued	(49,477)	(76,038)	(3,728)	(21,756)
Forfeited	(1,247)	(15,182)	(1,875)	(11,674)
Settled	—	(201,910)	(56,410)	(58,620)
Units outstanding - ending[1]	111,620	301,340	138,870	340,730
1 Units outstanding at June 30, 2020 include 7,740 PSUs (2019 - 16,620) and 39,920 RSUs (2019 - 102,260) that may be settled in cash if certain conditions are met. At June 30, 2020, a liability of $1 million (2019 - $3 million) has been recorded with respect to these awards and is included in accounts payable and other current liabilities on the consolidated balance sheets.
No awards were granted during the three and six months ended June 30, 2020 and 2019. The compensation expense related to the PSU and RSU awards recognized by the Company during the three and six months ended June 30, 2020 was $nil and $1 million (2019 - $4 million and $9 million), respectively.
At June 30, 2020, $7 million (December 31, 2019 - $10 million) payable to Hydro One Limited relating to PSU and RSU awards was included in due to related parties on the consolidated balance sheets.
Stock Options
A summary of stock options activity during the three and six months ended June 30, 2020 and 2019 is presented below:

	Three months ended June 30		Six months ended June 30
(number of stock options)	2020	2019	2020	2019
Stock options outstanding - beginning[1]	162,710	949,910	403,550	949,910
Exercised	—	(129,780)	(240,840)	(129,780)
Stock options outstanding - ending[2]	162,710	820,130	162,710	820,130
1 All stock options outstanding as at January 1, 2020, were vested and exercisable (2019 - all stock options were non-vested).
2 All stock options outstanding as at June 30, 2020, were vested and exercisable (2019 - 243,840 stock options were non-vested).

18

HYDRO ONE INC.
NOTES TO CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS (unaudited) (continued)
For the three and six months ended June 30, 2020 and 2019

24. RELATED PARTY TRANSACTIONS
Hydro One is owned by Hydro One Limited. The Province of Ontario is a shareholder of Hydro One Limited with approximately 47.3% ownership at June 30, 2020. The Independent Electricity System Operator (IESO), Ontario Power Generation Inc. (OPG), Ontario Electricity Financial Corporation (OEFC), the OEB, Hydro One Telecom Inc. (Hydro One Telecom) and 2587264 Ontario Inc. are related parties to Hydro One because they are controlled or significantly influenced by the Ministry of Energy or by Hydro One Limited. The following is a summary of the Company’s related party transactions during the three and six months ended June 30, 2020 and 2019:

(millions of dollars)		Three months ended June 30		Six months ended June 30
Related Party	Transaction	2020	2019	2020	2019
IESO	Power purchased	364	259	1,140	809
	Revenues for transmission services	452	370	847	783
	Amounts related to electricity rebates	337	104	770	242
	Distribution revenues related to rural rate protection	61	60	120	118
	Distribution revenues related to the supply of electricity to remote northern communities	9	9	18	18
	Funding received related to CDM programs	8	8	17	23
OPG	Power purchased	1	2	3	5
	Revenues related to provision of services and supply of electricity	2	1	4	3
	Costs related to the purchase of services	—	1	1	1
OEFC	Power purchased from power contracts administered by the OEFC	1	—	1	1
OEB	OEB fees	2	2	4	4
Hydro One Limited	Return of stated capital	154	347	300	485
	Dividends paid	—	—	—	1
	Stock-based compensation costs	3	1	5	8
	Cost recovery for services provided	2	4	4	7
Hydro One Telecom	Services received – costs expensed	5	5	10	11
	Revenues for services provided	—	—	1	1
2587264 Ontario Inc.	Preferred shares redeemed	—	—	—	486
	Dividends paid	—	—	—	2
Sales to and purchases from related parties are based on the requirements of the OEB’s Affiliate Relationships Code. Outstanding balances at period end are interest-free and settled in cash. Invoices are issued monthly, and amounts are due and paid on a monthly basis.
25. CONSOLIDATED STATEMENTS OF CASH FLOWS
The changes in non-cash balances related to operations consist of the following:

	Three months ended June 30		Six months ended June 30
(millions of dollars)	2020	2019	2020	2019
Accounts receivable (Note 9)[1]	114	34	106	24
Due from related parties	4	(85)	102	(96)
Materials and supplies (Note 10)	1	1	1	—
Prepaid expenses and other assets (Note 10)	5	—	(15)	(23)
Other long-term assets (Note 13)	(1)	1	(1)	(1)
Accounts payable (Note 14)[2]	(33)	(6)	(43)	(39)
Accrued liabilities (Note 14)	—	32	41	49
Due to related parties[3]	(124)	(17)	(226)	(104)
Accrued interest (Note 14)	(30)	(16)	6	8
Long-term accounts payable and other long-term liabilities (Note 15)	(1)	—	1	1
Post-retirement and post-employment benefit liability (Note 15)[4]	28	6	47	17
	(37)	(50)	19	(164)
1 Adjusted for $nil and $14 million related to amounts with a regulatory asset offset (2019 - $3 million and $3 million related to capital contributions) for the three and six months ended June 30, respectively.
2 Adjusted for $5 million and $8 million related to capital investments (2019 - $3 million and $4 million) for the three and six months ended June 30, respectively.
3 Adjusted for $6 million and $4 million related to amounts with a regulatory asset offset (2019 - $6 million and $16 million) for the three and six months ended June 30, respectively.
4 Adjusted for $27 million and $37 million related to amounts with a regulatory asset offset (2019 - $9 million and $17 million) for the three and six months ended June 30, respectively.

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HYDRO ONE INC.
NOTES TO CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS (unaudited) (continued)
For the three and six months ended June 30, 2020 and 2019

Capital Expenditures
The following tables reconcile investments in property, plant and equipment and intangible assets and the amounts presented in the consolidated statements of cash flows for the three and six months ended June 30, 2020 and 2019. The reconciling items include net change in accruals and capitalized depreciation.

	Three months ended June 30, 2020			Six months ended June 30, 2020
(millions of dollars)	Property, Plant and Equipment	Intangible Assets	Total	Property, Plant and Equipment	Intangible Assets	Total
Capital investments	(401)	(27)	(428)	(750)	(49)	(799)
Reconciling items	15	(2)	13	26	(2)	24
Cash outflow for capital expenditures	(386)	(29)	(415)	(724)	(51)	(775)

	Three months ended June 30, 2019			Six months ended June 30, 2019
(millions of dollars)	Property, Plant and Equipment	Intangible Assets	Total	Property, Plant and Equipment	Intangible Assets	Total
Capital investments	(342)	(26)	(368)	(630)	(47)	(677)
Reconciling items	3	2	5	13	(1)	12
Cash outflow for capital expenditures	(339)	(24)	(363)	(617)	(48)	(665)
Supplementary Information

	Three months ended June 30		Six months ended June 30
(millions of dollars)	2020	2019	2020	2019
Net interest paid	157	143	247	236
Income taxes paid	—	3	13	16
26. CONTINGENCIES
Hydro One is involved in various lawsuits and claims in the normal course of business. In the opinion of management, the outcome of such matters will not have a material adverse effect on the Company’s consolidated financial position, results of operations or cash flows.
27.  COMMITMENTS
The following table presents a summary of Hydro One’s commitments under outsourcing and other agreements due in the next five years and thereafter:

As at June 30, 2020 (millions of dollars)	Year 1	Year 2	Year 3	Year 4	Year 5	Thereafter
Outsourcing and other agreements	103	6	3	3	1	13
Long-term software/meter agreement	17	1	2	1	2	—
The following table presents a summary of Hydro One’s other commercial commitments by year of expiry in the next five years and thereafter:

As at June 30, 2020 (millions of dollars)	Year 1	Year 2	Year 3	Year 4	Year 5	Thereafter
Operating Credit Facilities	—	—	—	2,300	—	—
Letters of credit[1]	179	—	—	—	—	—
Guarantees[2,3]	426	—	—	—	—	—
1 Letters of credit consist of $171 million letters of credit related to retirement compensation arrangements, $4 million in letters of credit to satisfy debt service reserve requirements, a $1 million letter of credit provided to the IESO for prudential support, and $3 million in letters of credit for various operating purposes.
2 Guarantees consist of $325 million prudential support provided to the IESO by Hydro One on behalf of its subsidiaries.
3 Guarantees also include Hydro One's commitment to pay $101 million to the City of Peterborough for the purchase of business and distribution assets of Peterborough Distribution on August 1, 2020. Closing adjustments are currently not determinable and are expected to occur approximately 120 days after completion of the acquisition and have been guaranteed by Hydro One. See Note 4 - Business Combinations and Note 29 - Subsequent Events for additional information.

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HYDRO ONE INC.
NOTES TO CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS (unaudited) (continued)
For the three and six months ended June 30, 2020 and 2019

28. SEGMENTED REPORTING
Hydro One has three reportable segments:
•The Transmission Segment, which comprises the transmission of high voltage electricity across the province, interconnecting more than 70 local distribution companies and certain large directly connected industrial customers throughout the Ontario electricity grid;
•The Distribution Segment, which comprises the delivery of electricity to end customers and certain other municipal electricity distributors; and
•Other Segment, which includes certain corporate activities.
The designation of segments has been based on a combination of regulatory status and the nature of the services provided. Operating segments of the Company are determined based on information used by the chief operating decision-maker in deciding how to allocate resources and evaluate the performance of each of the segments. The Company evaluates segment performance based on income before financing charges and income tax expense from continuing operations (excluding certain allocated corporate governance costs).

Three months ended June 30, 2020 (millions of dollars)	Transmission	Distribution	Other	Consolidated
Revenues	459	1,201	—	1,660
Purchased power	—	808	—	808
Operation, maintenance and administration	118	142	1	261
Depreciation and amortization	109	102	—	211
Income (loss) before financing charges and income tax expense	232	149	(1)	380

Capital investments	251	177	—	428

Three months ended June 30, 2019 (millions of dollars)	Transmission	Distribution	Other	Consolidated
Revenues	374	1,029	—	1,403
Purchased power	—	653	—	653
Operation, maintenance and administration	104	156	(3)	257
Depreciation and amortization	114	104	—	218
Income before financing charges and income tax expense	156	116	3	275

Capital investments	242	126	—	368

Six months ended June 30, 2020 (millions of dollars)	Transmission	Distribution	Other	Consolidated
Revenues	859	2,640	—	3,499
Purchased power	—	1,815	—	1,815
Operation, maintenance and administration	223	291	3	517
Depreciation and amortization	221	200	—	421
Income (loss) before financing charges and income tax expense	415	334	(3)	746

Capital investments	487	312	—	799

Six months ended June 30, 2019 (millions of dollars)	Transmission	Distribution	Other	Consolidated
Revenues	803	2,350	—	3,153
Purchased power	—	1,460	—	1,460
Operation, maintenance and administration	207	303	3	513
Depreciation and amortization	227	202	—	429
Income (loss) before financing charges and income tax expense	369	385	(3)	751

Capital investments	448	229	—	677

21

HYDRO ONE INC.
NOTES TO CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS (unaudited) (continued)
For the three and six months ended June 30, 2020 and 2019

Total Assets by Segment:

As at (millions of dollars)	June 30, 2020	December 31, 2019
Transmission	15,240	14,917
Distribution	9,898	9,943
Other	2,795	2,057
Total assets	27,933	26,917
Total Goodwill by Segment:

As at (millions of dollars)	June 30, 2020	December 31, 2019
Transmission	157	157
Distribution	168	168
Total goodwill	325	325
All revenues, assets and costs, as the case may be, are earned, held or incurred in Canada.
29.  SUBSEQUENT EVENTS
Return of Stated Capital
On August 10, 2020, a return of stated capital of $154 million was approved.
Acquisition of Peterborough Distribution
On August 1, 2020, Hydro One completed the acquisition of the business and distribution assets of Peterborough Distribution for $105 million, which was comprised of a payment of $101 million and an initial down payment of $4 million in 2018. Based on the timing of the completion of this acquisition in relation to the date of issuance of the Consolidated Financial Statements, the closing adjustments to the purchase price, the initial allocation of the consideration paid and the determination of goodwill have not yet been completed. The final closing adjustments are expected to occur approximately 120 days after completion of the acquisition and have been guaranteed by Hydro One.
Deferred Tax Asset Decision
On July 16, 2020, the Ontario Divisional Court rendered its decision on the Company's appeal of the OEB's DTA Decision. In its decision, the Ontario Divisional Court set aside the OEB's DTA Decision. The Ontario Divisional Court found that the OEB’s DTA Decision was incorrect in law because the OEB had failed to apply the correct legal test. In its decision, the Ontario Divisional Court agreed with the submissions of Hydro One that the deferred tax asset should be allocated to shareholders in its entirety. However, the Ontario Divisional Court concluded that it does not have jurisdiction to substitute its own decision for that of the OEB and, with clear directions as to what the OEB’s decision must be, ordered that the matter be returned to the OEB.
The OEB did not file a notice for leave to appeal the ODC Decision to the Ontario Court of Appeal by the required deadline of July 31, 2020. As such, Hydro One believes it is probable that a final decision will be issued consistent with the specific guidance in the ODC Decision. As a result, the ODC Decision has been determined to be a Type I subsequent event that requires adjustment in the consolidated financial statements as at and for the three and six months ended June 30, 2020. See Note 12 - Regulatory Assets and Liabilities for financial impact of the adjustment.
Draft Rate Order Decision
On July 16, 2020, the OEB issued its final rate order for the 2020-2022 transmission rates, reducing the proposed capital expenditures by $400 million and approving a revenue requirement of $1,586 million, $1,657 million and $1,729 million for 2020, 2021 and 2022, respectively. On July 30, 2020, the OEB issued its decision for UTRs. The 2020 UTRs that were put in place on an interim basis on January 1, 2020 will continue for the remainder of 2020 in light of the COVID-19 pandemic. A future decision by the OEB will set the 2021 UTRs and determine the period over which the foregone revenue will be collected.

22